SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 10)*

TSAKOS ENERGY NAVIGATION LIMITED

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G9108L108

(CUSIP Number)

George Saroglou

Tsakos Energy Navigation Limited

367 Syngrou Avenue 175 64

P. Faliro, Athens, Greece

011 30210 940 7710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Stephen P. Farrell, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

August 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G9108L108	13D	Page 2 of 25 Pages

1	NAME OF REPORTING PERSONS SEA CONSOLIDATION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,401,232
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,401,232
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.2%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 3 of 25 Pages

1	NAME OF REPORTING PERSONS INTERMED CHAMPION S.A. OF PANAMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,258,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,258,910
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,258,910
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 4 of 25 Pages

1	NAME OF REPORTING PERSONS METHONI SHIPPING COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,798,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,798,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G9108L108	13D	Page 5 of 25 Pages

1	NAME OF REPORTING PERSONS PANAYOTIS TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,458,576
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,458,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,458,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G9108L108	13D	Page 6 of 25 Pages

1	NAME OF REPORTING PERSONS NIKOLAS P. TSAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,000
	8	SHARED VOTING POWER 8,458,576
	9	SOLE DISPOSITIVE POWER 204,000
	10	SHARED DISPOSITIVE POWER 8,458,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,662,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D (originally filed on March 20, 2002, and subsequently amended on August 30, 2005, November 16, 2005, March 29, 2006, June 30, 2006, January 12, 2007, January 13, 2009, October 14, 2011, January 31, 2012 and February 27, 2014 (the “Schedule 13D”)) relates to the common shares, par value $1.00 per share (“Common Shares”), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the “Company”). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 10 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) among Sea Consolidation S.A. of Panama, a company organized under the laws of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama, a company organized under the laws of Panama (“Intermed”), Methoni Shipping Company Limited, a company organized under the laws of Liberia (“Methoni”), Panayotis Tsakos and Nikolas P. Tsakos (sometimes collectively referred to as the “Reporting Persons”) which persons may be deemed, but are not conceded, to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

(b) The principal business of Sea Consolidation, Intermed and Methoni is investing in equity securities and related investment strategies.

(c) The address of the principal office of each of the Reporting Persons is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(d) Attached as Schedule A is the name, principal occupation (where applicable), business address and citizenship of each member, executive officer and/or director of Sea Consolidation, Intermed and Methoni. Schedule A is incorporated into and made a part of this Amendment No. 10.

Panayotis Tsakos is an individual of Greek citizenship who is self employed in the shipping industry.

Nikolas P. Tsakos is an individual of Greek citizenship who is the President and Chief Executive Officer of the Company.

(e) During the last five years, none of the Reporting Persons or any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, none of the Reporting Persons or any person listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph:

On April 24, 2014, Methoni purchased 500,000 Common Shares at the public offering price of $7.30 per share from the underwriters in a public offering under the Company’s shelf Registration Statement on Form F-3 (File No. 333-184042), including a prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), on April 23, 2014 and a final prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act on April 24, 2014.

Between August 4, 2014 and August 5, 2014, Sea Consolidation acquired an aggregate of 100,000 Common Shares in open market purchases executed through the New York Stock Exchange. Between August 6, 2014 and August 13, 2014, Methoni acquired an aggregate of 798,434 Common Shares in open market purchases executed through the New York Stock Exchange.

Each of Methoni and Sea Consolidation obtained such funds for these purchases from amounts contributed to it from its respective shareholders.

Item 4.	Purposes of Transactions

Item 4 is hereby amended by adding the following paragraph:

Each of Methoni and Sea Consolidation acquired 798,434 Common Shares and 100,000 Common Shares, respectively, to increase its investment in the Company. Each of Methoni and Sea Consolidation is holding its Common Shares solely for investment purposes and each has no plans or proposals with respect to any material change in the Company’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons beneficial ownership of the Common Shares is as follows:

Name	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Percentage(2)
Sea Consolidation S.A.	4,401,232	—	5.2%
Intermed Champion S.A.	2,258,910	—	2.7%
Methoni Shipping Company Limited	1,798,434		2.1%
Panayotis Tsakos(1)	—	8,458,576	10.0%
Nikolas P. Tsakos(1)	204,000	8,662,576	10.2%

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, together with Kelley Enterprises, Inc. (“Kelley”), Marsland Holdings Limited (“Marsland”) and Redmont Trading Corp. (“Redmont”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that a group exists. According to Amendment No. 11 to Schedule 13D filed by Kelley, Marsland, Redmont and the other reporting persons named therein on May 3, 2012, Kelley, Marsland and Redmont, beneficially and of record, own 6,829,003, 4,108,798 and 3,341,317 Common Shares, respectively. Together, the group would be deemed to beneficially own 22,941,694 Common Shares, or 27.1% of the outstanding Common Shares of the Company.

(1)	Panayotis Tsakos and Nikolas P. Tsakos share voting and dispositive control over the Common Shares held of record by Sea Consolidation, Intermed and Methoni.

(2)	The percentages are based on the Company’s 84,692,295 Common Shares issued and outstanding as of June 30, 2014 as reported in Amendment No. 1 to the Company’s Registration Statement on Form F-3 filed with the SEC on July 25, 2014.

(b) The response of the Reporting Persons to Items (7) through (11) of the portion of pages 2 through 6 hereto which relate to Common Shares beneficially owned are incorporated herein by reference.

(c) On April 24, 2014, Methoni purchased 500,000 Common Shares at the public offering price of $7.30 per share from the underwriters in a public offering under the Company’s shelf Registration Statement on Form F-3 (File No. 333-184042), including a prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), on April 23, 2014 and a final prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act on April 24, 2014. Between August 4, 2014 and August 5, 2014, Sea Consolidation acquired an aggregate of 100,000 Common Shares in open market purchases executed through the New York Stock Exchange. Between August 6, 2014 and August 13, 2014, Methoni acquired an aggregate of 798,434 Common Shares in open market purchases executed through the New York Stock Exchange. Each purchase on the New York Stock Exchange is detailed on Schedule B hereto.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Except for the relationships described in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedule A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated September 15, 2014, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

Sea Consolidation S.A. of Panama

By:	/s/ Constantinos Zafiras
Constantinos Zafiras Director

Intermed Champion S.A. of Panama

By:	/s/ Dimitrios Pagkratis
Dimitrios Pagkratis Director

Methoni Shipping Company Limited

By:	/s/ Dimitrios Pagkratis
Dimitrios Pagkratis Director

/s/ Panayotis Tsakos
Panayotis Tsakos

/s/ Nikolas P. Tsakos
Nikolas P. Tsakos

SCHEDULE A

Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Ioannis Efthimiades	Director	Shipping Industry Consultant	2 Andianoupoleos & Agias Sofia Streets, Nea Smyni, Athens, Greece	Greece
Constantinos Zafiras	Director	Legal Consultant	10 Stissichorou Street, Athens, Greece	Greece
Intermed Champion S.A. of Panama
Name	Position	Principal Occupation	Business Address	Citizenship
Aikaterini Tsartaklea	Director	Public Relations Consultant	155 Xenofontos Street, Athens, Greece	Greece
Dimitrios Pagkratis	Director	Economist	8 Kastelorizou Street, Athens, Greece	Greece
Methoni Shipping Company Limited
Name	Position	Principal Occupation	Business Address	Citizenship
Aikaterini Tsartaklea	Director	Public Relations Consultant	155 Xenofontos Street, Athens, Greece	Greece
Dimitrios Pagkratis	Director	Economist	8 Kastelorizou Street, Athens, Greece	Greece

SCHEDULE B

Share Purchases

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.51	651
08/04/14	100	6.51	651
08/04/14	100	6.515	651.5
08/04/14	100	6.515	651.5
08/04/14	1	6.515	6.515
08/04/14	100	6.525	652.5
08/04/14	300	6.53	1959
08/04/14	600	6.53	3918
08/04/14	100	6.54	654
08/04/14	100	6.54	654
08/04/14	100	6.54	654
08/04/14	100	6.54	654
08/04/14	1	6.54	6.54
08/04/14	99	6.54	647.46
08/04/14	100	6.54	654
08/04/14	100	6.54	654
08/04/14	1	6.545	6.545
08/04/14	99	6.545	647.955
08/04/14	100	6.545	654.5
08/04/14	300	6.545	1963.5
08/04/14	100	6.545	654.5
08/04/14	300	6.545	1963.5
08/04/14	100	6.5	650
08/04/14	100	6.5	650
08/04/14	65	6.5	422.5
08/04/14	100	6.495	649.5
08/04/14	100	6.5	650
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.5	650
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	1	6.505	6.505
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	300	6.5	1950
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5
08/04/14	100	6.505	650.5

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.5	650
08/04/14	99	6.505	643.995
08/04/14	100	6.5	650
08/04/14	200	6.5	1300
08/04/14	100	6.5	650
08/04/14	100	6.5	650
08/04/14	249	6.5	1618.5
08/04/14	51	6.5	331.5
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	200	6.45	1290
08/04/14	200	6.45	1290
08/04/14	200	6.45	1290
08/04/14	200	6.45	1290
08/04/14	300	6.45	1935
08/04/14	200	6.45	1290
08/04/14	200	6.45	1290
08/04/14	200	6.45	1290
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	200	6.45	1290
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	200	6.475	1295
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.475	647.5
08/04/14	100	6.495	649.5
08/04/14	100	6.495	649.5
08/04/14	100	6.4925	649.25
08/04/14	300	6.495	1948.5
08/04/14	537	6.495	3487.815
08/04/14	100	6.495	649.5
08/04/14	63	6.495	409.185
08/04/14	100	6.48	648
08/04/14	100	6.48	648
08/04/14	100	6.48	648
08/04/14	37	6.48	239.76
08/04/14	63	6.48	408.24

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.48	648
08/04/14	100	6.48	648
08/04/14	100	6.47	647
08/04/14	100	6.47	647
08/04/14	100	6.47	647
08/04/14	46	6.47	297.62
08/04/14	100	6.47	647
08/04/14	100	6.47	647
08/04/14	154	6.47	996.38
08/04/14	100	6.47	647
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.45	645
08/04/14	100	6.565	656.5
08/04/14	300	6.565	1969.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.57	657
08/04/14	100	6.57	657
08/04/14	49	6.57	321.93
08/04/14	51	6.57	335.07
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	100	6.565	656.5
08/04/14	21	6.57	137.97
08/04/14	286	6.57	1879.02
08/04/14	14	6.57	91.98
08/04/14	100	6.57	657
08/04/14	79	6.57	519.03
08/04/14	100	6.57	657
08/04/14	47	6.57	308.79
08/04/14	200	6.57	1314
08/04/14	100	6.57	657
08/04/14	30	6.57	197.1
08/04/14	170	6.57	1116.9
08/04/14	53	6.57	348.21
08/04/14	100	6.58	658
08/04/14	100	6.58	658
08/04/14	100	6.58	658
08/04/14	100	6.58	658
08/04/14	100	6.58	658
08/04/14	100	6.585	658.5

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.59	659
08/04/14	100	6.59	659
08/04/14	100	6.59	659
08/04/14	100	6.59	659
08/04/14	100	6.59	659
08/04/14	100	6.59	659
08/04/14	100	6.595	659.5
08/04/14	100	6.595	659.5
08/04/14	100	6.595	659.5
08/04/14	100	6.595	659.5
08/04/14	200	6.595	1319
08/04/14	900	6.595	5935.5
08/04/14	500	6.595	3297.5
08/04/14	100	6.595	659.5
08/04/14	300	6.595	1978.5
08/04/14	100	6.595	659.5
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	300	6.6	1980
08/04/14	300	6.6	1980
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	288	6.6	1900.8
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	300	6.6	1980
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	600	6.6	3960
08/04/14	100	6.6	660
08/04/14	600	6.6	3960
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	300	6.6	1980
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.595	659.5
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	278	6.6	1834.8
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	199	6.6	1313.4
08/04/14	100	6.6	660
08/04/14	2	6.6	13.2
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	300	6.6	1980
08/04/14	176	6.6	1161.6
08/04/14	1	6.6	6.6
08/04/14	24	6.6	158.4
08/04/14	322	6.6	2125.2
08/04/14	300	6.6	1980
08/04/14	296	6.6	1953.6
08/04/14	24	6.6	158.4
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	295	6.6	1947
08/04/14	5	6.6	33
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	100	6.6	660

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	2	6.6	13.2
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	200	6.6	1320
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	300	6.6	1980
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/04/14	56	6.6	369.6
08/04/14	45	6.6	297
08/04/14	75	6.6	495
08/04/14	100	6.6	660
08/04/14	101	6.6	666.6
08/04/14	200	6.6	1320
08/04/14	100	6.6	660
08/04/14	100	6.6	660
08/04/14	200	6.6	1320
08/05/14	1257	6.42	8069.94
08/05/14	500	6.42	3210
08/05/14	100	6.42	642
08/05/14	1600	6.42	10272
08/05/14	100	6.42	642
08/05/14	318	6.42	2041.56
08/05/14	296	6.42	1900.32
08/05/14	100	6.42	642
08/05/14	100	6.42	642
08/05/14	3600	6.42	23112
08/05/14	3600	6.42	23112
08/05/14	200	6.42	1284
08/05/14	1202	6.42	7716.84
08/05/14	900	6.42	5778
08/05/14	1540	6.42	9886.8
08/05/14	3300	6.42	21186
08/05/14	200	6.42	12.84
08/05/14	20417	6.42	131077.1
08/05/14	118	6.42	757.56
08/05/14	400	6.42	2568
08/05/14	700	6.42	4494
08/05/14	500	6.42	3210
08/05/14	300	6.42	1926

Shares Purchased by Sea Consolidation
Date	No of Shares	Price	Total
08/05/14	100	6.42	642
08/05/14	1300	6.42	8346
08/05/14	100	6.42	642
08/05/14	500	6.42	3210
08/05/14	100	6.42	642
08/05/14	300	6.42	1926
08/05/14	100	6.42	642
08/05/14	366	6.42	2349.72
08/05/14	200	6.42	1284
08/05/14	100	6.42	642
08/05/14	13400	6.42	86028
08/05/14	2731	6.42	17533.02

Total	100000		647521.6

Shares Purchased by Methoni
Date	No of Shares	Price	Total
4/24/14	500,000	7.3	3,650,000
8/6/14	100	6.4	639
8/6/14	2,266	6.4	14,480
8/6/14	100	6.4	640
8/6/14	8,500	6.4	54,400
8/6/14	3,700	6.4	23,717
8/6/14	4,200	6.4	26,964
8/6/14	2,500	6.4	16,075
8/6/14	700	6.4	4,505
8/6/14	8,125	6.4	52,325
8/6/14	1000	6.45	6,445
8/6/14	18324	6.45	118,190
8/6/14	21900	6.46	141,474
8/6/14	10085	6.47	65,250
8/6/14	2600	6.48	16,848
8/6/14	100	6.49	649
8/6/14	5900	6.49	38,291
8/6/14	200	6.50	1,299
8/6/14	9500	6.50	61,750
8/6/14	200	6.51	1,302
8/7/14	1096	6.21	6,806
8/7/14	300	6.22	1,865
8/7/14	500	6.22	3,110
8/7/14	600	6.23	3,738
8/7/14	6000	6.24	37,440
8/7/14	10217	6.25	63,856
8/7/14	10202	6.26	63,865
8/7/14	300	6.27	1,880
8/7/14	5301	6.27	33,237
8/7/14	4700	6.28	29,516
8/7/14	700	6.29	4,403
8/8/14	84	6.24	524
8/8/14	100	6.2400	624
8/8/14	2,700	6.2500	16875
8/8/14	100	6.2522	625
8/8/14	100	6.2600	626
8/8/14	1,200	6.2800	7536
8/8/14	100	6.2842	628
8/8/14	300	6.2900	1887
8/8/14	100	6.2926	629
8/8/14	100	6.2980	630
8/8/14	4,100	6.3000	25830
8/8/14	200	6.3073	1261
8/8/14	300	6.3100	1893
8/8/14	5,700	6.3200	36024

Shares Purchased by Methoni
Date	No of Shares	Price	Total
8/8/14	100	6.3209	632
8/8/14	100	6.3292	633
8/8/14	100	6.3295	633
8/8/14	8,403	6.3300	53191
8/8/14	100	6.3310	633
8/8/14	100	6.3327	633
8/8/14	100	6.3344	633
8/8/14	100	6.3350	634
8/8/14	100	6.3379	634
8/8/14	8,500	6.3400	53890
8/8/14	100	6.3415	634
8/8/14	100	6.3450	635
8/8/14	5,600	6.3500	35560
8/8/14	100	6.3545	635
8/8/14	1,800	6.3600	11448
8/8/14	100	6.3700	637
8/8/14	100	6.3727	637
8/8/14	2,600	6.3800	16588
8/8/14	1,450	6.3900	9266
8/8/14	100	6.3951	640
8/8/14	2,200	6.4000	14080
8/8/14	300	6.4085	1923
8/8/14	6,776	6.4100	43434
8/8/14	100	6.4104	641
8/8/14	100	6.4127	641
8/8/14	100	6.4179	642
8/8/14	100	6.4179	642
8/8/14	12,593	6.4200	80847
8/8/14	200	6.4208	1284
8/8/14	200	6.4216	1284
8/8/14	100	6.4250	643
8/8/14	1,300	6.4300	8359
8/8/14	1,500	6.4400	9660
8/8/14	800	6.4500	5160
8/8/14	6,100	6.4700	39467
8/8/14	200	6.4716	1294
8/8/14	100	6.4800	648
8/8/14	200	6.4851	1297
8/8/14	100	6.5000	650
8/8/14	2,399	6.5100	15617
8/8/14	200	6.5142	1303
8/8/14	100	6.5150	652
8/8/14	800	6.5155	5212
8/8/14	7,720	6.5200	50334
8/8/14	600	6.5209	3913
8/8/14	300	6.5248	1957
8/8/14	200	6.5250	1305

Shares Purchased by Methoni
Date	No of Shares	Price	Total
8/8/14	100	6.5282	653
8/8/14	14,499	6.5300	94678
8/8/14	400	6.5305	2612
8/8/14	200	6.5350	1307
8/8/14	15,809	6.5400	103391
8/8/14	600	6.5450	3927
8/8/14	25,851	6.5500	169324
8/8/14	200	6.5522	1310
8/8/14	100	6.5550	656
8/8/14	2,000	6.5600	13120
8/11/14	800	6.51	5208
8/11/14	25,900	6.52	168868
8/11/14	20,210	6.53	131971
8/11/14	200	6.535	1307
8/11/14	22,731	6.54	148661
8/11/14	2,500	6.55	16375
8/11/14	100	6.555	656
8/11/14	6,600	6.56	43296
8/11/14	2,200	6.57	14454
8/11/14	10,195	6.58	67083
8/11/14	2,300	6.59	15157
8/11/14	500	6.595	3298
8/11/14	6,400	6.6	42240
8/11/14	500	6.605	3303
8/11/14	900	6.61	5949
8/11/14	4,900	6.63	32487
8/11/14	100	6.635	664
8/11/14	9,498	6.64	63067
8/11/14	9,100	6.65	60515
8/11/14	19,100	6.66	127206
8/11/14	5,200	6.67	34684
8/12/14	1900	6.44	12236
8/12/14	3,915	6.45	25252
8/12/14	300	6.46	1938
8/12/14	2000	6.47	12940
8/12/14	2400	6.48	15552
8/12/14	1301	6.49	8443
8/12/14	2,500	6.50	16250
8/12/14	1500	6.51	9765
8/12/14	10052	6.52	65539
8/12/14	21,720	6.53	141832
8/12/14	100	6.54	654
8/12/14	17176	6.54	112331
8/12/14	39410	6.55	258136
8/12/14	800	6.56	5244
8/12/14	36641	6.56	240365
8/12/14	600	6.57	3939

Shares Purchased by Methoni
Date	No of Shares	Price	Total
8/12/14	24400	6.57	160308
8/12/14	6900	6.58	45402
8/12/14	10624	6.59	70012
8/12/14	5827	6.60	38458
8/13/14	300	6.54	1962
8/13/14	800	6.55	5240
8/13/14	4058	6.56	26620
8/13/14	10300	6.57	67671
8/13/14	10800	6.58	71064
8/13/14	9700	6.59	63923
8/13/14	8100	6.60	53460
8/13/14	1300	6.61	8593
8/13/14	3599	6.62	23825
8/13/14	1500	6.63	9945
8/13/14	5576	6.64	37025
8/13/14	11891	6.65	79075
8/13/14	6624	6.66	44116
8/13/14	4161	6.67	27754
8/13/14	400	6.68	2670
8/13/14	14635	6.68	97762
8/13/14	200	6.69	1337
8/13/14	14385	6.69	96236
8/13/14	25706	6.70	172230
8/13/14	29399	6.71	197267
8/13/14	5000	6.72	33600

Total	1,298,434		1,298,434

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 10:

Exhibit 1: Joint Filing Agreement, dated September 15, 2014, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Panayotis Tsakos and Nikolas P. Tsakos.